Exhibit 99.1

Jaguar Mining Announces Second Quarter 2013 Financial Results

TSX: JAG

TORONTO, Aug. 7, 2013 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (TSX: JAG) today reported a net loss of $64.0 million or $0.74 per fully diluted share for the quarter ended June 30, 2013.  This result compares to a net loss of $16.4 million or $0.19 per fully diluted share in the second quarter of 2012. The second quarter 2013 result includes an impairment charge of $46.8 million, an interest expense of $8.1 million, a foreign exchange loss of $4.7 million, and a $3.0 million unrealized non-cash gain on the conversion option embedded in convertible debt (see note 1). Excluding these non-operating items, Jaguar's second quarter result was a net loss of $7.4 million or $0.09 per fully diluted share.

Second Quarter Highlights

•	Management's proposed slate of directors was elected on June 10, 2013 at the annual general and special meeting of the shareholders (AGM);
•	Delisted from the NYSE on June 17, 2013;
•	New head of Human Resources appointed;
•	12% decline in gold prices in Q2 2013 which averaged $1,415 per ounce compared to $1,608 per ounce in Q2 2012;
•	7% decline in gold production totaling 22,503 ounces in Q2 2013 compared to 24,239 ounces in Q2 2012 (excluding Paciência);
•	9% decline in cash operating cost reaching $931 per ounce in Q2 2013 versus $1,027 per ounce in Q2 2012 (excluding Paciência);
•	14% reduction in Corporate Lost Time Injury (LTI) in Q2 2013 compared to Q2 2012;
•	88% reduction in LTI severity rate in the six months ended June 30, 2013 2013 compared to the year ended December 31, 2012;
•	Capital spending guidance reduced from $36.6 million to $28.9 million for 2013;
•	Drawdown of the remaining $25.0 million from the Renvest Credit Facility.

During the second quarter 2013, Jaguar sold 22,920 ounces of gold at an average realized price of $1,415 per ounce.  This compared to sales of 28,933 ounces of gold at an average realized price of $1,608 per ounce in the three months ended June 30, 2012.  Average cash operating cost per ounce was $931 in the second quarter 2013 compared to $1,162 in the second quarter 2012 ($1,027 excluding Paciência).  Cash operating margin was $484 per ounce in the second quarter 2013 compared to $446 per ounce in the second quarter 2012.  The decrease in the Company's average cash operating cost per ounce during the second quarter 2013 as compared to the second quarter 2012 was attributable to Jaguar's on-going cost reduction and operational improvement program which included placing the Paciência operation on care and maintenance beginning in May 2012, reduced headcount at the mining operations and continued focus on reducing dilution and improving safety and productivity.

Gold production for the quarter ended June 30, 2013 totaled 22,503 ounces compared to 26,888 ounces of gold in the second quarter of 2012 (24,239 ounces excluding Paciência).  The decline in comparative quarterly production levels was the result of the Company's decision to place the Paciência operation on care and maintenance beginning in May 2012 and due primarily to mill liner failures requiring many stop and starts for maintenance, lower head grade mill feed due to the unavailability of Caeté's Pilar mine run muck and primarily issues in transportation from the Pilar mine to the Caeté plant due to road conditions from Cambota to the Vale Gongo Soco pit area.  A production recovery plan is in place for next quarter.

Commenting on the Company's results, David Petroff, Jaguar's President and CEO stated: "The operating team is continuing to deliver on the target set in December 2012.  Production targets are being met.  The focus remains on stabilizing operations, to ensure safety is a priority and that the gains made in the first half of 2013 can be continued during the balance of the year. The $25.0 million drawdown from Renvest was completed on June 26, 2013 to ensure we are able to continue executing our business in a timely and efficient manner.  Nonetheless, the reduction in the price of gold in Q2 2013 and its continuing weakness has caused the Company to double our efforts in examining all sources and uses of cash with a view to reducing net cash outlays while maintaining the turnaround efforts. The support from all levels of Jaguar's employees, management and other service providers has been crucial in delivering these results and we believe we will be successful going forward.  Their efforts are much appreciated and we look forward to building on them".

Summary of Key Operating Results - Consolidated

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
($ in 000s, except per share amounts)
Gold sales	$32,427	$46,535	$73,597	$97,507
Ounces sold	22,920	28,933	48,236	59,071
Average sales price $ / ounce	1,415	1,608	1,526	1,651
Cash operating cost $ / ounce	931	1,162	919	1,128
Gross profit (loss)	336	(5,044)	10,717	(8,722)
Net loss	(64,041)	(16,350)	(70,967)	(13,541)
Basic loss per share	(0.74)	(0.19)	(0.83)	(0.16)
Diluted loss per share	(0.74)	(0.19)	(0.83)	(0.16)
Weighted avg. # of shares outstanding - basic	86,099,006	84,409,648	85,030,324	84,409,648
Weighted avg. # of shares outstanding - diluted	86,099,006	84,409,648	85,030,324	84,409,648

Key Operating Statistics by Operation

Three Months Ended June 30, 2013 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	123	3.00	88%	10,345	$78.30	$923
Caeté	148	2.96	88%	12,158	83.80	938
Total	271	2.98	88%	22,503	$81.30	$931

Six Months Ended June 30, 2013 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	231	3.15	88%	20,666	$80.30	$893
Caeté	305	3.12	88%	26,674	$78.40	$863
Total	536	3.13	88%	47,340	$79.20	$876

Three Months Ended June 30, 2012 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	154	2.35	90%	10,435	$73.70	$1,125
Caeté	160	3.05	90%	13,804	$81.10	$953
Paciência	37	1.91	87%	2,649	$140.00	$2,219
Total	351	2.62	89%	26,888	$84.00	$1,162

Six Months Ended June 30, 2012 Operating Data
	Ore Processed (t000)	Feed Grade (g/t)	Plant Recovery Rate (%)	Production (ounces)	Cash Operating Cost/t	Cash Operating Cost/ounce
Turmalina	312	2.18	90%	20,448	$79.50	$1,232
Caeté	315	3.06	90%	27,685	$88.20	$1,036
Paciência	170	2.15	90%	9,987	$92.30	$1,536
Total	797	2.52	90%	58,120	$85.70	$1,191

2013 Outlook

The Company reiterates 2013 gold production guidance between 85,000 to 95,000 ounces and cash operating costs are expected to be in the range of $950 to $1,100 per ounce (based on an assumed exchange rate of R$2.0 per US$1.0).  Capital expenditures for 2013 are anticipated to be reduced by approximately $7.7 million (by way of deferred capital expenditures to conserve cash), for a revised total of $28.9 million, of which $12.1 million is expected to be spent at Turmalina (previously targeted $12.7 million) and $15.7 million at Caeté (previously targeted $21.7 million).  A Company wide effort has been made to reduce operating costs and capital costs to reflect current market conditions. The capital reductions were structured to not jeopardize operations production requirements in 2014.

Conference Call Details

Members of the Jaguar senior management team will hold a conference call to discuss the second quarter results and operations on Thursday, August 8, 2013 at 1:00 p.m. ET. The call can be accessed via telephone or webcast.

Live Teleconference Access:

US/Canada Toll-Free Dial-In Number: International Dial In:	(877) 201-0168 with Conference ID: 15983800 (647) 788-4901 with Conference ID: 15983800

Live audio webcast:

www.snwebcastcenter.com/webcast/jaguarmining/2013q2

Replay:

US/Canada Dial-In: International Dial-In:	(855) 859-2056 with Conference ID: 68812305 (404) 537-3406 with Conference ID: 68812305

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northern Brazil in the state of Maranhão.  The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

Forward Looking Statements

Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  These Forward-Looking Statements include, but are not limited to, statements concerning the Company's 2013 estimated gold production and cash operating cost.  Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", "is targeted", "approximately" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent the Company's views as of the date of this press release.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2012 filed on SEDAR and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2012 filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Note: As required by applicable Canadian rules, effective the first quarter of 2011, Jaguar has prepared its financial statements in accordance with International Financial Reporting Standards ("IFRS").

Additional details are available in the Company's filings on SEDAR and EDGAR, including Management's Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements for the period ended June 30, 2013.

The following tables contain information for the quarter ended June 30, 2013. The data presented are subject to final adjustment, but are believed to be materially accurate. Jaguar's unaudited interim financial statements for the period ended June 30, 2013 were filed on SEDAR and EDGAR on August 7, 2013. Readers should refer to those filings for the final unaudited interim financial statements and the associated footnotes which are an integral part of the tables.

JAGUAR MINING INC.

Condensed Interim Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

(Unaudited)
	June 30, 2013	December 31, 2012

Assets
Current assets:
Cash and cash equivalents	$29,061	$13,856
Accounts receivable	1,025	-
Inventory	23,071	26,342
Other accounts receivable	8,966	7,983
Recoverable taxes	6,033	9,031
Prepaid expenses and sundry assets	2,605	3,055
Derivatives	-	43
	70,761	60,310

Prepaid expenses and sundry assets	3,473	2,428
Restricted cash	109	609
Assets held for sale	1,802	612
Recoverable taxes	50,956	54,458
Property, plant and equipment	263,278	301,383
Mineral exploration projects	67,750	84,075
	$458,129	$503,875

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$25,135	$29,745
Notes payable	25,263	27,388
Income taxes payable	15,769	15,451
Reclamation provisions	3,872	4,124
Other provisions	8,245	4,796
Deferred compensation liabilities	39	105
Other liabilities	-	20
	78,323	81,629

Notes payable	275,417	240,158
Option component of convertible notes	294	4,458
Deferred income taxes	5,463	6,624
Reclamation provisions	14,345	16,927
Deferred compensation liabilities	100	216
Other liabilities	57	60
Total liabilities	373,999	350,072

Shareholders' equity:
Share capital	371,077	370,043
Stock options	1,233	2,137
Contributed surplus	17,179	16,015
Deficit	(305,359)	(234,392)
Total equity attributable to equity shareholders of the Company	84,130	153,803

	$458,129	$503,875

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss
(Expressed in thousands of U.S. dollars, except per share amounts)

(Unaudited)
	Three Months Ended June 30, 2013	Three Months Ended June 30, 2012	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012

Gold sales	$32,427	$46,535	$73,597	$97,507
Production costs	(23,969)	(41,250)	(46,789)	(82,650)
Stock-based compensation	9	301	9	343
Depletion and amortization	(8,131)	(10,630)	(16,100)	(23,922)
Gross profit (loss)	336	(5,044)	10,717	(8,722)

Operating expenses:
Exploration	274	26	601	71
Paciência care and maintenance	746	-	1,454	-
Stock-based compensation (recoveries)	68	(1,487)	291	(2,295)
Administration	4,759	2,601	8,973	8,946
Amortization	288	292	580	581
Other	1,629	590	4,612	991
Total operating expenses	7,764	2,022	16,511	8,294

Loss before the following	(7,428)	(7,066)	(5,794)	(17,016)

Loss (gain) on derivatives	3	(114)	(479)	(114)
Gain on conversion option embedded in convertible debt	(3,041)	(57,427)	(4,164)	(71,752)
Foreign exchange loss	4,683	7,685	4,037	4,511
Accretion expense	435	537	892	1,133
Interest expense	8,072	7,077	16,246	14,201
Interest income	(253)	(566)	(514)	(2,424)
Loss (gain) on disposition of property	556	(90)	2,291	(368)
Impairment of properties	46,834	47,692	46,834	47,692
Other non-operating expenses (recoveries)	(826)	566	(325)	534
Total other expenses (income)	56,463	5,360	64,818	(6,587)

Loss before income taxes	(63,891)	(12,426)	(70,612)	(10,429)
Income taxes
Current income taxes	661	302	1,001	621
Deferred income taxes (recovery)	(511)	3,622	(646)	2,491
Total income taxes	150	3,924	355	3,112

Comprehensive loss for the period	$(64,041)	$(16,350)	$(70,967)	$(13,541)

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Shareholders' Equity
(Expressed in thousands of U.S. dollars)

(Unaudited)
	Common Shares		Stock Options		Contributed Surplus	Deficit	Total
	#	$	#	$	$	$	$

Balance, January 1, 2012	84,409,648	$370,043	4,005,000	$14,207	$3,414	$(149,855)	$237,809
Vested options expired	-	-	(10,000)	(35)	35	-	-
Vested options expired upon termination	-	-	(610,000)	(2,017)	2,017	-	-
Net loss	-	-	-	-	-	(13,541)	(13,541)
Balance, June 30, 2012	84,409,648	$370,043	3,385,000	$12,155	$5,466	$(163,396)	$224,268

Balance, January 1, 2013	84,409,648	$370,043	1,836,250	$2,137	$16,015	$(234,392)	$153,803
Shares issued	1,986,708	1,034	-	-	-	-	1,034
Stock options granted	-	-	277,778	260	-	-	260
Vested options forfeited	-	-	(70,000)	(231)	231	-	-
Vested options expired upon termination	-	-	(300,000)	(933)	933	-	-
Net loss	-	-	-	-	-	(70,967)	(70,967)
Balance, June 30, 2013	86,396,356	$371,077	1,744,028	$1,233	$17,179	$(305,359)	$84,130

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

(Unaudited)
	Three Months Ended June 30, 2013	Three Months Ended June 30, 2012	Six Months Ended June 30, 2013	Six Months Ended June 30, 2012

Cash provided by (used in):
Operating activities:
Net loss and comprehensive loss for the period	$(64,041)	$(16,350)	$(70,967)	$(13,541)
Adjustments to reconcile net earnings to net cash provided by
(used in) operating activities:
Unrealized foreign exchange loss (gain)	1,666	3,318	464	(1,734)
Stock-based compensation expense (recovery)	59	(1,788)	281	(2,638)
Interest expense	8,072	7,077	16,246	14,201
Accretion expense	435	537	892	1,133
Deferred income taxes	(511)	3,622	(646)	2,491
Depletion and amortization	8,419	10,922	16,680	24,503
Loss on disposition of property, plant and equipment	-	532	-	547
Write-down of Paciência inventory	-	3,222	-	2,394
Impairment of properties	46,834	47,692	46,834	47,692
Unrealized loss (gain) on derivatives	141	(114)	43	(114)
Unrealized gain on option component of convertible note	(3,041)	(57,427)	(4,163)	(71,752)
Provision and loss on disposition of property, plant and equipment	-	-	2,224	-
Reclamation expenditure	(71)	(10)	(83)	(113)
	(2,038)	1,233	7,805	3,069
Change in non-cash operating working capital:
Accounts receivable	(1,025)	-	(1,025)	-
Inventory	2,758	5,844	3,194	3,732
Other accounts receivable	1,577	(789)	(982)	(1,285)
Recoverable taxes	1,358	(4,036)	4,375	(5,994)
Prepaid expenses and sundry assets	(1,244)	460	(1,286)	131
Accounts payable and accrued liabilities	(1,736)	(863)	(4,831)	(2,241)
Income taxes payable	(246)	(917)	318	(1,325)
Other provisions	478	296	3,449	613
Deferred compensation liabilities	(13)	(656)	(77)	(2,268)
	(131)	572	10,940	(5,568)
Financing activities:
Repayment of debt	(6,588)	(1,119)	(13,686)	(2,218)
Increase in debt	28,750	1,000	40,512	7,000
Increase in restricted cash	-	-	500	-
Interest paid	(4,515)	(3,841)	(8,478)	(6,994)
Other liabilities	(35)	(1,630)	(24)	(1,709)
	17,612	(5,590)	18,824	(3,921)
Investing activities:
Mineral exploration projects	(341)	(1,800)	(708)	(6,963)
Purchase of property, plant and equipment	(6,564)	(12,029)	(13,880)	(31,017)
Proceeds from disposition of property, plant and equipment	254	659	481	684
	(6,651)	(13,170)	(14,107)	(37,296)

Effect of foreign exchange on non-U.S. dollar denominated
cash and cash equivalents	(154)	269	(452)	4,254
Increase (decrease) in cash and cash equivalents	10,676	(17,919)	15,205	(42,531)
Cash and cash equivalents, beginning of period	18,385	49,863	13,856	74,475
Cash and cash equivalents, end of period	$29,061	$31,944	$29,061	$31,944

Note 1 - Fair Valuation of Derivative Financial Instruments - Option Component of Convertible Notes

IFRS requires that derivative financial instruments be valued on a periodic basis. The option components of the Company's convertible notes are considered derivative financial instruments and are fair valued using the Crank-Nicolson valuation model using inputs, such as volatility and credit spread.

The carrying amount of the option components of the convertible notes was $294,000 at June 30, 2013 (December 31, 2012 - $4.5 million). The change in fair value of $3.0 million for the three-months ended June 30, 2013 is shown as a gain on conversion option embedded in convertible debt in the statements of operations and comprehensive loss (period ended June 30, 2012 - $57.4 million gain).

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Company Contacts

Douglas Willock
Chief Financial Officer
(647) 494-5524
douglas.willock@jaguarmining.com.br

CO: Jaguar Mining Inc.

CNW 19:59e 07-AUG-13